

December 18, 2013

<u>Via E-mail</u>
Michael Gelmon
Chief Executive Officer
Solar Energy Initiatives, Inc.
1800 NW Corporate Boulevard, Suite 201
Boca Raton, FL 33431

> **Re:** **Solar Energy Initiatives, Inc.**
> **Amendment to Form 8-K**
> **Filed December 5, 2013**
> **File No. 000-54837**

Dear Mr. Gelmon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Amendment to Form 8-K filed December 5, 2013

1. We note your response to prior comment 3. However, your revised disclosure that you do not believe that you were a shell company does not provide the analysis that we requested in our comment. Therefore, as requested in prior comment 3, please provide a more detailed legal analysis supporting your conclusion, with specific cites to relevant legal authority, including, for example, Rule 12b-2 of the Exchange Act of 1934, and taking into account your apparent nominal assets and the dormancy of your operating subsidiaries described in your Form 10-Q for the quarter ended April 30, 2013.

2. We note your response to prior comment 8; however, it does not appear that you filed your contracts with marijuana collectives as exhibits. Therefore, please file the contracts as exhibits as requested in prior comment 8.

3.   We note your responses to prior comments 5, 11-15 and 17 that you would file an amended Form 8-K to include the revised disclosure requested in those comments. However, it does not appear that you included any disclosure in response to those comments. Please ensure that your disclosure in your Form 10-K for the fiscal year ended July 31, 2013 addresses prior comments 5, 11-15 and 17.

4.   Please tell us when you expect to file your Form 10-K for the fiscal year ended July 31, 2013.

5.   Please ensure that you include the correct address of your principal executive offices and your correct phone number. We note that you and Novation Holdings, Inc. have the same address and that other public companies have the same phone number as you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Robert J. Hipple, Esq.